SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period April 22, 2006 to April 25, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934. ]

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:

1.	Revised Notice of Meeting.

2.	Press Release announcing expected release date for First Quarter Results.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
April 25, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

REVISED NOTICE OF MEETING April 21, 2006	Computershare Trust Company of Canada 530 – 8th Ave., SW Suite 600 Calgary, Alberta T2P 3S8 Telephone: (403) 267-6800 Fax: (403) 267-6529 www.computershare.com	Canada Australia Channel Islands Hong Kong Germany Ireland New Zealand Philippines South Africa United Kingdom USA

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L’Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange
Dear Sirs:

Subject:	Pengrowth Energy Trust Meeting of Trust Unitholders
Pengrowth Corporation Meeting of Shareholders and Royalty Unitholders

We advise the following with respect to the upcoming meeting of Unitholders for the subject Energy Trust:

1. Meeting Type	:	Annual General and Special Meeting
2. Security Description of Voting Issue	:	Class A
	:	Class B
3. CUSIP Number	:	706902301
	:	706902400
4. ISIN Number	:	CA7069023017
	:	CA7069024007
5. Record Date	:	May 5, 2006*
6. Meeting Date	:	June 23, 2006*
7. Meeting Location	:	Calgary, AB
We are providing this confirmation to you in our capacity as agent for the Corporation.
Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA
(“Signed by”)
Jodie Hansen
Assistant Trust Officer
Corporate Trust
Ph: (403) 267-6889
Fax: (403) 267-6598

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX;
(PGH) — NYSE

PENGROWTH ENERGY TRUST ANNOUNCES EXPECTED RELEASE DATE
FOR FIRST QUARTER RESULTS
(Calgary April 24, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, is pleased to announce that First Quarter 2006 Financial and Operating Results will be released on or about Monday May 1, 2006 after markets close. Pengrowth will hold a conference call beginning at 9:00 A.M. Mountain Daylight Time on Tuesday, May 2, 2006 during which management will review Pengrowth’s results and respond to inquiries from the investment community.
To participate callers may dial (866) 540-8136 or Toronto local (416) 340-8010. To ensure timely participation in the teleconference callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Webcast and Multimedia Centre section of Pengrowth’s website at www.pengrowth.com. The webcast will be archived through May 2, 2007. A telephone replay will be available through to midnight Eastern Time on Sunday, May 7, 2006 by dialing (800) 408-3053 or Toronto local (416) 695-5800 and entering passcode number 3184707.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191